BRITISH AIRWAYS AND AMERICAN AIRLINES SEEK CODESHARE APPROVAL

British Airways and American Airlines today filed an application with the US Department of Transportation seeking US regulatory approval to offer certain codeshare services permitted under the current provisions of the US-UK Air Services Agreement.

The arrangement would enable British Airways to place its code on American's flights beyond British Airways’ US gateway cities to points in the US, Mexico, the Caribbean and Latin America. British Airways would also place its code on American’s flights between Glasgow, Manchester and Chicago. The application submitted by the two carriers excludes codesharing on each other’s transatlantic services between the US and London.

American would be able to place its code on British Airways’ services beyond its UK gateways to key destinations in the United Kingdom and Ireland, continental Europe, Africa, the Middle East, and Asia. American also would be able to place its code on British Airways’ transatlantic service between New York (JFK) and Manchester.

If approved by the US DOT, this would be the first time the two carriers have been authorized to place their codes on each other's flights since the inception of their alliance in 1996. The two airlines already enjoy a successful partnership as founding members of the oneworld alliance, the most international of the global airline alliances. The codeshare relationship would provide additional benefits to transatlantic travellers by offering more convenient connections to a wider range of destinations.

In a joint statement, Roger Maynard, British Airways' Director of Investments, and Henry Joyner, American's Senior Vice President of Planning, said: "This codeshare relationship will enhance the experience of transatlantic travellers and increase competition. We have seen time and again that codesharing results in more convenient schedules and reduced connection times to a greater number of exciting destinations for American, British Airways, and oneworld customers. American, British Airways and oneworld face competition from several global airline alliances, all of which already enjoy regulatory approval for codeshare cooperation. Approval of this application will help to level the competitive playing field."

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18 November, 2002 128/LE/02